Exhibit 99.(a)(1)(J)

E-MAIL COMMUNICATION TO ELIGIBLE PARTICIPANTS DATED APRIL 16, 2009 FROM

ENTROPIC COMMUNICATIONS, INC.’S HUMAN RESOURCES DEPARTMENT

To our U.S.-based Employees:

I am pleased to announce that Entropic Communications, Inc. (“Entropic” or “Company”) is officially launching its Offer to Exchange Certain Outstanding Stock Options for Replacement Options (referred to as the “Offer” or “Exchange Program”) today, April 16, 2009. The Offer will remain open until 5:00 p.m. (PT) on May 14, 2009, unless the Offer is extended.

As Patrick communicated last week, like many companies, Entropic has experienced significant fluctuations in our stock price over the past year, and while we have seen a very recent uptick, many of our employees hold stock options with exercise prices significantly higher than the current market price. We believe that by providing employees an opportunity to exchange eligible outstanding stock options for options that will have an exercise price closer to the current market price through the Exchange Program we will be serving the best interests of our employees, the company and our stockholders.

The Exchange Program is a voluntary program available for option awards that meet each of the following conditions:

•	Option awards with an exercise price greater than $1.25 per share

•	Option awards that are unexercised and outstanding

•	Option awards held by an individual who is an Entropic employee working and residing in the U.S.

Each option award surrendered for exchange will be cancelled and a new option award will be granted at an exchange ratio of three-to-two (3:2), meaning that for every three (3) stock options surrendered, two (2) new stock options will be granted. The new options will be granted on the business day following the expiration of the Offer at an exercise price equal to the closing price of our common stock on that date. The new options will have a new vesting schedule that is based on the vesting schedule of the original options surrendered, except that they will generally be subject to a twelve (12) month cliff period, such that no new option award will vest in the first twelve (12) months following its grant date.

Detailed information about the Offer is available in the Schedule TO, or the Tender Offer Statement, filed by Entropic today with the SEC. The Schedule TO and accompanying documents describe the terms of the Offer in detail, including the benefits and risks associated with the Offer and the actions you need to take if you choose to participate in the Exchange Program. We strongly encourage all of you to read the materials carefully before making any decisions about participation. In addition to being available on the SEC website at www.sec.gov, Entropic has created a Stock Option Exchange Program site on our intranet, ENTRance, and all documents relating to the Exchange Program will be posted there for your convenience or you may request the documents from Stock Administration by sending an e-mail to StockAdministration@entropic.com.

In order to participate in the Exchange Program, please see the key steps described below.

Key Steps:

•	Access ENTRance, the Company intranet site, at http://Entrance/ to find links to the Exchange Program documents, including the Schedule TO, the Election Form and Instructions to the Election Form

•	Complete the Election Form and return it as instructed no later than 5:00 p.m. (PT) on May 14, 2009, unless the Offer is extended. The following are methods to deliver the completed Election Form:

i)	E-mail: In a .pdf or similar imaged document file to StockAdministration@entropic.com

ii)	Facsimile: To Suzanne Zoumaras, Vice President, Human Resources at 858.546.2411

iii)	Hand delivery: To Suzanne Zoumaras, Vice President, Human Resources at the Company’s headquarters

iv)	Mail: To the Company headquarters at 6290 Sequence Drive, San Diego, CA 92121, Attention: Suzanne Zoumaras

You may withdraw or change your election at any time prior to the expiration of the Offer. To change your election you must submit a new Election Form by the expiration of the Offer and any previous Election Forms will be deemed invalid. You may withdraw your election by completing and submitting a Withdrawal Form by the expiration of the Offer.

If you need information about your personal stock option holdings please email StockAdministration@entropic.com and a copy of your grant status will be provided to you.

Key Dates to Remember:

•	Offer Commencement Date: The Offer commences on April 16, 2009
•	Offer Expiration Date: The Offer will expire at 5:00 p.m. (PT) on May 14, 2009, unless the Offer is extended
•	Election or Withdrawal Forms Due: The Election and/or Withdrawal Forms must be completed and submitted by 5:00 p.m. (PT) on May 14, 2009, unless the Offer is extended
•	Replacement Option Grant Date: The new or replacement options will be granted on May 15, 2009, or if the Offer is extended, on the first business day following the expiration of the Offer

In addition to posting the Exchange Program documents on ENTRance, we will also be hosting information sessions over the next week at times and locations to be announced.

Lastly, although the Compensation Committee of the Board of Directors has approved the Offer, neither the Company’s management nor the Compensation Committee or Board of Directors are making any recommendation as to whether you should participate in the Exchange Program. You must make your own decision taking into account your own personal circumstances and preferences. You should carefully review the materials referred to in this e-mail. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to participate.

If you have questions about the Exchange Program please contact me or e-mail StockAdministration@entropic.com.

Sincerely,

Suzanne Zoumaras

Vice President, Human Resources

Entropic Communications, Inc.

Important Legal Disclosure

The Company has filed with the SEC a completed Tender Offer Statement on Schedule TO (“Schedule TO”) and related exhibits and documents, with respect to the stock option exchange program described in this presentation (the “Exchange Program”), including the Offer to Exchange. Persons who may be eligible to participate in the Exchange Program should read the Schedule TO, including the Offer to Exchange and other related exhibits and documents because they explain the precise terms and timing of the Exchange Program and contain other important information about the Exchange Program. The Schedule TO and related exhibits and documents are available without charge on the SEC website at www.sec.gov. The Company also posted copies on the company intranet, ENTRance, and will provide copies of the tender offer materials, free of charge, upon written request to: Entropic Communications, Inc., 6290 Sequence Drive, San Diego, California 92121, Attention: Secretary